May 14, 2018

United Stated Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn.: Jay Ingram, Legal Branch Chief, Office of Manufacturing and Construction

Re:	ToughBuilt Industries, Inc.
Draft Registration Statement on Form S-1
Submitted January 11, 2017
CIK No. 1668370

Dear Mr. Ingram:

Toughbuilt Industries, Inc. (the “Company”) hereby submits a response to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated February 7, 2017 (the “Comment Letter”) relating to the Draft Registration Statement on Form S-1 referenced above.

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with the confidential filing of Amendment No. 1 to the Company’s Form S-1 (the “Form S-1”). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath each such comment.

General

Comment No 1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response No. 1.

The Company has not as of the present time provided any investors with any written communications within the meaning of Rule 405. Further, the Company undertakes to provide you with such information in the future should any “free writing prospectuses” be presented by the Company or anyone acting on its behalf.

Comment No 2. Please reconcile your disclosure that you may elect to comply with certain reduced public company reporting requirements with your disclosure on page 2 regarding the exemptions that you intend to utilize.

Response No. 2. The disclosure has been reconciled; please see page 2 of the Form S-1 for the revised disclosure.

Comment No. 3. We note your reference to a representative of the underwriters. Please revise your registration statement to clarify the number of underwriters.

Response No. 3. Currently, there is only one underwriter contemplated. Should the underwriter determine to include other underwriters, we will revise our disclosure accordingly by amendment.

Prospectus Summary, page 1

Comment No. 4. We note your disclosure regarding a Service Agreement between you and Belegal Industrial Co., Ltd. Please file a copy of such agreement as an exhibit to your registration statement. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Response No. 4. The agreement has been filed as Exhibit 10.1.

Risk Factors, page 7

25371 COMMERCENTRE DRIVE, SUITE 200, LAKE FOREST, CALIFORNIA 92630 p: 800 288 4695 f: 800 604 3259

Comment No. 5. Please revise to include a discussion of the risks associated with your history of liquidity shortages. In this regard, we note your disclosure on page 30 and on page F-26.

Response No. 5. The requested disclosure has been made; please see page 6.

We have not yet commercialized our new mobile device products . . ., page 11

Comment No. 6. Please reconcile your disclosure that you do not know when or if you will complete the product development with your disclosure in your Business section that you intend to start selling your mobile devices in Q4 2017.

Response No. 6. The disclosure has been reconciled; please see page 9.

Use of Proceeds, page 24

Comment No. 7. We note your reference to the repayment of debt. Please revise your disclosure to state the interest rate and maturity of the indebtedness you intend to repay with proceeds from this offering. See Instruction 4 to Item 504 of Regulation S-K.

Response No. 7. The disclosure has been revised; please see page 22. To clarify, the agreement with this lender provides that one-half of the outstanding indebtedness (approximately $3.5 million) can be converted into common stock, as a voluntary conversion, at the time of the Company’s initial public offering on this registration statement, and it is anticipated that this voluntary conversion will take place. The Company intends to repay the balance of this indebtedness in cash on or before the September 1, 2018 expiration date of this indebtedness.

Comment No. 8. We note your disclosure in the Management section regarding employment agreements entered into between you and your named executive officers. Please revise your disclosure to specify the approximate amount of the proceeds that will be used to pay salaries and bonuses payable to your named executive officers in 2017.

Response No. 8. The requested disclosure, updated with respect to 2018, has been made; please see page 22.

Dividend Policy, page 25

Comment No. 9. Please revise this section to include the amount of common stock that is subject to outstanding options or warrants to purchase, or securities convertible into, your common stock. See Item 201(a)(2)(i) of Regulation S-K.

Response No. 9. The requested disclosure has been made; please see page 23.

Management’s Discussion and Analysis of Financial Condition . . ., page 28

Comment No. 10. Please revise your disclosure throughout this section to discuss the specific reasons for the changes in your operating results so that potential investors gain better insight into your results, particularly for trend purposes and discerning future prospects. By way of example, you state that revenues increased on both periods discussed because of recurring sales orders and the introduction of new products. Please specify what you mean by recurring sales orders and specify the new products that contributed to the increase in your revenues. See Item 303 of Regulation S-K.

Response No. 10. The requested disclosure has been revised; please see pages 25-26.

Comment No. 11. We note that your disclosure regarding Other Expense and Selling, General and Administrative Expenses repeats the same disclosure between periods. Please revise to provide updated disclosure. We also note your disclosure that you expect interest expense to decrease in 2016. Please update your disclosure to discuss 2016 results and your expectations for 2017.

Response No. 11. The requested disclosure has been updated; please see page 26.

Comment No. 12. Please revise your disclosure to discuss the impact on Selling, General and Administrative Expenses that you anticipate the employment agreements with your named executive officers will have.

Response No. 12. The requested disclosure has been revised; please see page 26.

Liquidity and Capital Resources, page 30

Comment No.13. Please expand your discussion of net cash used in, and provided by, operating activities to explain the underlying reasons for changes in the items that impacted your operating cash flows. In this regard, we note you simply reiterate the information that can be found in your statements of cash flows rather than explaining why these items increased or decreased from period to period. Please revise your disclosure for all periods presented. See Section IV.B of the SEC Interpretive Release No. 33-8350.

Response No. 13. The requested disclosure has been updated to reflect the fiscal years ended December 31, 2017 and 2016 respectively; please see page 26.

Business, page 37

Comment No. 14. Please revise this section to include a discussion of the development of the business over the past three years. See Item 101(h) of Regulation S-K.

Response No. 14. We have included a section called “Recent Business Developments”; please see page 33.

Comment No.15. Please revise to include a discussion of the sources and availability of raw materials and the names of principal suppliers. In this regard, we note your risk factor disclosure on page 11 regarding steel. See Item 101(h)(v) of Regulation S-K.

Response No. 15. We are no longer contemplating manufacturing components from raw materials ourselves and have omitted this risk factor as it is no longer relevant.

Comment No. 16. Please revise your disclosure to discuss the need for government approval of your products. See Item 101(h)(4)(viii) of Regulation S-K.

Response No. 16. We have no governmental approval requirements for our products, and this requested disclosure has been included; please see page 33.

Comment No. 17. We note your disclosure on page 37 that features in your products have positioned your line amongst the highest rated products in the professional community. Please provide support for such disclosure.

Response No. 17. We have revised our disclosure to state our belief that these features distinguish our products from other similar products in the industry thus we believe, increasing appeal.

Comment No.18. Please update your disclosure on page 40 regarding your expectations for home improvement industry spending in 2016 to disclose specifics regarding 2016 spending and your expectations for 2017.

Response No. 18. We have included specific statistics with appropriate citation; please see pages 34-35.

Comment No.19. Please reconcile your disclosure on page 40 regarding your growing sales in the Middle East and Africa with your other disclosure on page 40 that you are seeking to expand into those markets.

Response No. 19. We have revised our disclosure so that it is consistent with the fact that we are already marketing products in the Middle East; please see page 35.

New Products:, page 41

Work Clothing Line, page 41

Comment No. 20. Please revise your disclosure to discuss the technology features you are incorporating into your clothing line.

Response No. 20. We have omitted discussion of the clothing line as it is now not currently contemplated.

Mobile Device Products, page 41

Comment No. 21. Please clarify what you mean by “inelegant data.”

Response No. 21. The wording to which you refer has been revised; please see page 36.

Mobile Device Market, page 41

Comment No. 22. Please provide us supplementally with a copy of the study you reference by IDG Research Services with the relevant portion of the study highlighted to ease our review of the material.

Response No. 22. Please find annexed hereto the study conducted by IDG Research Services, which has been highlighted where appropriate, as Appendix A, which study is furnished to you on a confidential basis.

Employees, page 44

Comment No. 23. We note your disclosure that you intend to convert all of your independent contractors to employee status at the beginning of 2017. Please revise your disclosure to provide updated information regarding the status of such independent contractors.

Response No. 23. The requested disclosure has been updated; please see page 44 on as those original contractors have now been converted to full time executives except for the one month to month consultant referenced in response 29.

Management, page 45

Comment No. 24. Please revise this section to include a discussion of the information required by Item 401(f) of Regulation S-K.

Response No. 24. The requested disclosure has been revised; please see page 41.

Comment No. 25. Please revise the biographical information for Mr. Ohri to include specifics regarding Mr. Ohri’s employment during the past five years. See Item 401(e) of Regulation S-K.

Response No. 25. The requested disclosure has been revised; please see page 41.

Agreements with Our Named Executive Officers, page 49

Comment No. 26. Please move your disclosure on page 51 regarding the employment agreements with Mr. Ohri and Mr. Khachatoorian to this section.

Response No. 26. The disclosure has been moved; please see page 44.

Potential Payments to Messrs. Panosian and Keeler upon Termination . . ., page 50

Comment No. 27. Please revise to include a discussion of similar payments to Mr. Ohri and Mr. Khachatoorian.

Response No. 27. There are no similar payments to Messrs. Ohri and Khachatoorian, as disclosed on page 44.

Stock Option Plan, page 52

Comment No. 28. We note your tabular disclosure that 2,000,000 shares remain available for future issuance. Please reconcile such disclosure with Section 2.1 of Exhibit 4.7 which states that 12,000,000 are authorized for issuance under the plan. In this regard, we also note your disclosure on page 58 that the maximum number of shares authorized under the plan is 2,000,000.

Response No. 28. The plan was adopted by the board of directors on July 6, 2016. The 1 for 6 reverse split was effectuated on October 5, 2016 and thus occurred subsequent to the adoption of the plan. The plan contains the following paragraph:

“2.6 Adjustment of Shares. If the number of outstanding Shares is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in the capital structure of the Company, without consideration, then (a) the number of Shares reserved for issuance and future grant under the Plan set forth in Section 2.1, (b) the Exercise Prices of and number of Shares subject to outstanding Options and SARs, (c) the number of Shares subject to other outstanding Awards, (d) the maximum number of shares that may be issued as ISO’s set forth in Section 2.5, (e) the maximum number of Shares that may be issued to an individual or to a new Employee in any one calendar year set forth in Section 3 and (f) the number of Shares that are granted as Awards to Non-Employee Directors as set forth in Section 12, shall be proportionately adjusted, subject to any required action by the Board or the stockholders of the Company and in compliance with applicable securities laws; provided that fractions of a Share will not be issued.”

As a result, the Company respectfully requests your concurrence that there is no discrepancy which must be corrected or reconciled.

Certain Relationships and Related Party Transactions, page 55

Comment No. 29. We note your disclosure regarding services provided by Mr. Ohri, your general counsel and an independent contractor. Please expand your disclosure to discuss in more detail the services provided by such individuals. Please also file as an exhibit the agreement, or if oral, a description of such oral agreement, that memorializes the terms of the agreement for such services between the parties. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Response No. 29. The requested disclosure has been provided; please see page 51, except for Mr. Ohri as his employment agreement is described as stated above.

Underwriting, page 60

Lock-up Agreements, page 61

Comment No. 30. Please file a copy of the form of lock-up agreement as an exhibit to your registration statement.

Response No. 30. The form of lock-up agreement has been referenced as Exhibit 10.8 and will be filed by amendment.

Financial Statements, page F-1

General

Comment No. 31. To the extent necessary, please update your financial statements and financial information to include the year ended December 31, 2016. Refer to Rule 8-08 of Regulation S-X.

Response No. 31. The financial statements and financial information have been updated to include the Company’s fiscal years ended December 31, 2016 and 2017.

Balance Sheet, page F-2

Comment No. 32. Please revise your updated balance sheet to reflect your deferred debt issuance costs as a direct deduction from the senior secured convertible debentures. Refer to ASC 835-30-45-1A and ASC 835-30-65-1.

Response No. 32. The balance sheet has been revised to reflect the deferred debt issuance costs as a direct deduction from the senior secured convertible debentures.

Note 10 – Stockholders’ Equity, page F-14

Comment No. 33. We note that in January 2016 you sold 1,693,500 shares of your common stock to management, consultants and friends and family for $10,161. In connection with this transaction, you recognized compensation expense of $599,499 which implies a per share fair value of $.36. Please address the appropriateness of this fair value in light of your January 2016 Private Placement in which you sold 122,167 units for $3.00 per unit with each unit consisting of one share of common stock and one redeemable Class A Warrant.

Response No. 33.

The increase in the fair value of the Common Stock from $0.36 per share as of January 10, 2016 to $1.56 per share as of January 25, 2016 private placement (which closed on March 16, 2016) was largely attributable to (a) commitment by a placement agent to raise $15 million for the Company in the initial public offering (“IPO”), (b) acceptance by two of the largest retailers of home products in Germany to carry our products in their stores, (c) acceptance by the largest retailer of home products in Australia and New Zealand to carry our products in their stores, and (d) commitment by one of the largest mobile device manufacturer to take on manufacturing of our mobile products and accessories. After the Company displayed its products in a trade show in February 2017, held in Cologne, Germany, the prominent retailers of home products agreed to make commitments to carry our products in their retail stores, hence giving a a significant boost to the Company sales in 2017 and beyond, resulting in higher valuation. The discounted cash flow projections in determining the value of the Common Stock on January 10, 2016 did not include the potential increase in sales and the financial impact of the above intervening events.

The financial statements footnotes have been revised accordingly to include the above.

Comment No. 34. Please explain the appropriateness of using a 1.1% assumed risk free discount rate in your Black-Scholes option pricing model for estimating the fair value of the warrants granted in connection with your January private placement.

The 1.1% assumed risk free discount rate in estimating the fair value of warrants is obtained from federal reserve daily treasury yield curve rate for a three year term on January 25, 2016 since the expected term of the warrants is approximately two years.

Note 12 – Subsequent Events, page F-16

Comment No. 35. Please revise your footnote to disclose the actual date through which subsequent events have been evaluated. Refer to ASC 855-10-50-1.

Response No. 35. The footnote has been revised; please see Note 12.

Sale of Debenture, page F-17

Comment No. 36. We note that in October 2016 you consummated a debt financing whereby an investor purchased $5,700,000 senior secured convertible debentures. Under the terms of the debenture, you also issued 168,750 shares of Class B Convertible Preferred Stock. With reference to the appropriate authoritative literature, please tell us and ensure your updated financial statements fully explain how you accounted for these securities. In addition, please clarify whether the conversion features associated with both the convertible debentures and the Class B Convertible Preferred Shares contain an embedded derivative that should be bifurcated and accounted for separately. Specifically, address (i) the subsequent equity sales adjustment that may be made to the $5.00 Standard Conversion price related to your convertible debentures conversion price and (ii) the “full-ratchet anti-dilution provisions associated with your Class B Convertible Preferred Shares. Refer to ASC 815-40-15 which addresses when an instrument that meets the definition of a derivative is considered indexed to the company’s own stock for purposes of applying the scope exception in ASC 815-10-15-74(a). Also refer to Example 9 in FASB ASC 815-40-55-33 and 55-34.

Response No. 36.

The Company analyzed the conversion feature in the senior secured convertible debentures to determine if the embedded conversion feature is required to be bifurcated from the host instrument and accounted for under derivative accounting. Per ASC 815-15-25-1 the embedded derivative must be clearly and closely related to the host instrument to not require bifurcation. The conversion feature, which is an equity linked instrument, is not clearly and closely related to the host, a debt instrument.

Therefore, the next step would be to determine if the embedded derivative meets the scope exception of ASC 815-10-15-74(a) and is indexed to the Company’s own stock and would be classified in equity. The Company has elected to early adopt ASU 2017-11, the therefore the round down provisions would not be considered in the evaluation of being indexed to their own stock. The conversion feature has a set conversion price at $5, which only adjusts upon an IPO, to 120% of the IPO price. As the adjustment contingency is based on an IPO, and the price to which it adjusts is based on the share price of the Company’s stock, which is a standard input to the valuation, the conversion feature would be considered indexed to its own stock. As such, the embedded derivative qualified for the scope exception in ASC 815-10-15-74(a) and would not be bifurcated and accounted for separately as a derivative liability.

The Company accounted for the Class B Convertible Preferred Stock issued in connection with the October 2016 senior secured convertible debentures in the same manner as the Class B Convertible Preferred Shares also issued in October 2016, which is discussed in detail below under the response to comment #37. The instruments were analyzed for any embedded derivatives, and for equity or liability classification. The fair value of the 168,750 shares of Class B Convertible Preferred Stock, determined to be $541,772, was allocated and recognized as a discount to the senior secured convertible debenture.

Please see the updated disclosure in Note of our December 31, 2016 financial statements.

Class B Convertible Preferred Stock, page F-17

Comment No. 37. Please tell us, and ensure your updated financial statements clarify how, you accounted for your October 2016 issuance of Class B Convertible Preferred Shares and Warrants. Ensure you address the need to separately account for any embedded derivatives related to these shares and related warrants. Specifically, tell how the “full-ratchet” anti-dilution provisions were considered. Refer to ASC 815-40-15 which addresses when an instrument that meets the definition of a derivative is considered indexed to the company’s own stock for purposes of applying the scope exception in ASC 815-10-15-74(a). Also refer to Example 9 in FASB ASC 815-40-55-33 and 55-34.

Response No. 37.

The first step in the analysis of the Series B Convertible Preferred Shares(“PS”) is to determine if the PS should be classified in equity or liability. This analysis is based on the redemption feature, which is at the option of the shareholder after two years from issuance, and therefore is not mandatory. As the PS is contingently redeemable it should be classified in equity. Once it has been determined that the PS should not be classified as a liability based on the guidance in ASC 480, it must also be assessed whether the preferred stock should be classified as mezzanine or permanent equity. Under ASC 480-10-S99, based on ASR 268, preferred stock is required to be classified outside of permanent equity, in the “mezzanine” equity or “temporary” equity section, if it is redeemable either at a fixed or determinable price on a fixed or determinable date, at the option of the shareholder, or upon the occurrence of an event that is not solely within the control of the reporting entity. As the redemption feature is at the option of the shareholder, it should be classified outside of permanent equity in the mezzanine equity section.

The next step in the analysis is if the embedded conversion feature is required to be bifurcated from the host instrument and accounted for under derivative accounting. Per ASC 815-15-25-1, the criteria to be met to require an embedded derivative to be separated from the host contract and accounted for as a derivative instrument include that the economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract. To determine if the embedded derivative is clearly and closely related to the host contract you must conclude if the PS, the host contract, is more akin to debt or equity. In November 2014, the FASB issued Accounting Standards Update No. 2014-16, Derivatives and Hedging – Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity (“ASU 2014-16”), which addresses this issue, and requires that all stated or implied features be considered. These considerations include that the PS does not have mandatory redemption, nor is the PS contingently redeemable at inception or for the first two years, no dividends are to be paid, nor is there a stated return. Furthermore, the PS have voting rights on the same class as the common stock and with a number of votes equal to the number of shares of common stock then issuable upon conversion. These factors all make the PS more akin to equity than debt. The PS automatically converts to equity upon the completion of an IPO, which is another factor to weigh towards being akin to equity. And lastly, the automatic conversion upon an IPO would imply that the shareholders intentions in investing in the PS was to acquire equity in the Company, rather than receiving a stated return as in debt. After considering all these provisions of the PS, it would appear the PS is more akin to an equity instrument. As the conversion feature is an equity linked instrument, the Company concluded that the embedded derivative and the PS are clearly and closely related. As the embedded derivative doesn’t meet all three criteria set forth above in ASC 815-15-25-1, it would not be required to be bifurcated.

The Company also analyzed the Class B Warrants included in the October units to determine if the Class B Warrants should be deemed a liability. The exercise price and number of shares of common stock or other securities issuable upon exercise of the warrants are subject to certain adjustments, including in the event of a stock dividend, recapitalization, reorganization, merger or consolidation of the company. The exercise price of the warrants is also subject to a future issuance anti-dilution adjustment. The Company evaluated if the warrants fell within the scope exception in ASC 815-10-15-74(a). As noted above, the Company has elected to early adopt ASU 2017-11, and accordingly the reset provision is not included in the consideration of if the warrants are indexed to the Company’s own common stock, and as this is the only other adjustments to the exercise price are considered to be standard anti-dilution provisions, the warrant would be considered indexed to its own stock. The warrants do not contain any provision which would preclude equity classification, and as a result the warrant qualifies for the derivative scope exception and is classified in equity.

Notes to Financial Statements, page F-26

General

Comment No. 38. You disclose on page one of your filing that your current product line includes three major categories, Soft Goods, Sawhorses & Work Products and Kneepads. Please disclose revenues for each type of product category pursuant to ASC 280-10-50-40.

Response No. 38. The revenues for each product have been provided; please see Statement of Operations.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (800) 288-4695 or our counsel Jolie Kahn at (516) 222-2230.

Very truly yours,

/s/ Michael Panosian
Chief Executive Officer

Appendix A

IDG Research Studies Report

CONFIDENTIAL